September 27, 2009

Mr. Terence O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	ESP Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 0-52506

Dear Mr. O’Brien:

Thank you for your comments dated August 28, 2009 in respect to certain filings for ESP Resources, Inc. on Forms 10-K for the year ended December 31, 2008 and 10-Q for the quarters ended March 31, 2009 and June 30, 2009, that were filed with the Commission on April 15, 2009 and May 20, 2009, respectively.

We enclose herewith a copy of our amended Form 10-Q/A for the quarter ended March 31, 2009 with a redlined copy for your reference. We have also filed this response letter and respective amended filing with the Commission electronically.

For your convenience, the text of the Staff's comments has been included in this letter and the numbers below correspond to the numbered paragraphs in the comment letter. For clarity, the Staff’s comments are in italics. In connection with responding to the Staff's comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934; the Staff's comments and the changes to the disclosure in the Company's filings in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the Company's filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are our detailed responses to your comments.

Form 10-K for the Fiscal Year Ended December 31. 2008

General

1.	In connection with responding to our comments, please provide, in writing, a statement from an officer of the company acknowledging that:
the company is responsible for the adequacy and accuracy of the disclosure in their filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:
We have included the required statements in this response letter.

Application of Critical Accounting Policies, page 26

Oil and Gas Properties, page 26

2.

We note the disclosures you intend to include in future filings in response to comment 2 in our letter dated July 28, 2009. Please substantially revise the disclosures to provide investors with a better understanding as to the specific factors and considerations you evaluated in assessing the estimated fair value of each of your oil and gas properties or property groups (i.e., the Block 83 and 84 Project). For example, your disclosures should address the material events that have occurred subsequent to the acquisition of the Block 83 and 84 Project interest in March 2008, such as the well-head blowout that occurred on November 12, 2008, the declines in the prices of gas, uncertainty regarding whether the managing venture has the ability to fund the development of the other two wells on the property, along with any other material facts and events that should be considered. Refer to Section 501.14 of the Financial Reporting Codification regarding the disclosures that should be provided so that investors have a complete understanding as to how the critical estimates impacting your consolidated financial statements are determined. Please also refer to Section 216 of the Financial Reporting Codification, which states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the disclosures you intend to include in future filings.

RESPONSE:
We propose to make the following disclosures in future filings:

Unevaluated properties which are excluded from amortization are assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Management considers the following factors in assessing properties for impairment:

Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized. In addition, management assesses the availability of financing on commercially viable terms in order to finance the development of the property. The Company individually evaluated the Block 83 and 84 Project and the Baker 80 Lease. These are the only unevaluated properties owned by the Company; therefore, no properties were evaluated as a group.

Block 83 and 84 Project

On March 6, 2008, our predecessor entity Pantera purchased a 10% interest in a joint venture formed pursuant to a joint venture agreement dated February 24, 2008 with Trius Energy, LLC, as the managing venturer, and certain other joint venturers, in consideration for $800,000. The joint venture was formed for the purpose of drilling certain oil and gas fields in Texas, USA. Upon entering into this agreement, a director of Trius Energy, LLC was appointed as a director of the Company. The initial well, the Sibley 84#1, was drilled and reentered on the property. On April 1, 2008, the joint venture began re-entry operations on the Sibley 84 #1 Well. On August 16, 2008, the Sibley 84 #1 well of Block 83 84 Project JV entered production from the Devonian and Fusselman zones and began to sell natural gas. Sales were suspended to allow the well to unload fluid, and a separator was put in line with the stack-pak to better handle the formation water. In addition, the operator performed an acidization procedure on the perforations, or holes made in the production formation through which formation gas enters the wellbore. While bottom hole pressure remained strong after the acidization procedure, formation water from an undetermined zone continued to cause a significant decrease in the natural gas production rates, and caused the Block 83 84 Project JV to shut in the well for evaluation. While evaluating solutions from service providers to decrease the water production, on November 12, 2008, there was a reported well-head blowout. Multiple service companies were mobilized on location to control the well and place a Blow Out Preventer on the casing head at the surface of the well. The well is currently shut in due to the blow out. Work to repair the blowout began in August 2009. The Company expects that the operator will receive insurance reimbursement late in 2009 to cover the cost of the repairs of the damage from the blow out.

Although the Sibley 84#1 was tied to the gas gathering sale line and sold small amounts of natural gas, because of the blowout, Trius Energy LLC acting as managing venturer has verbally extended the carried interest for the Company in the Sibley 84#1 for the Fusselman or Devonian zones. Trius is working to obtain additional funding for this well for this purpose and is contractually committed to fund the remaining two wells, Gulf Baker 83#1 and the Sibley 84#2, according to the joint venture agreement and private placement agreement to completion.

In assessing the fair value of the Block 83 84 Project JV, the Company evaluated several factors and considered each factor according to its probability of its occurrence and its importance in the valuation processs. There are qualitative and quantitative considerations in each factor, and the Company combined its own professional experience with that of external parties to assess each factor. The first factor to be evaluated was the blow-out on the Sibley 84#1. While impossible for any operator or individual to definitively assess the full extent of the damage without beginning the repair work, estimates were made by the operator in its professional opinion. The operator carries a $5 million policy which covers blow-outs, and the estimate for the repair does not amount to 25% of the policy. Although work has begun to repair the blowout, there is a risk that damage to the well may exceed the value of the insurance coverage. In the Company’s assessment of the policy and the repair work, this risk is not inconsequential, but it does not rise to the threshold of more likely than not. If it is in fact the case that the damage exceeds the value of the insurance policy, there is a risk that there will not be additional financing above the insured amount to repair the well with the result that the value of the Company’s interest in the project will likely be impaired. This risk would fall upon Trius Energy LLC acting as managing venturer and all other joint venturers in the Sibley 84#1 for the Fusselman or Devonian zones. As above, it is the assessment that the insurance policy will more than likely cover the entire repair work.

There is the risk that upon completion of the work to repair the well from the blow-out that there will be additional water from either the Devonian or Fusselman that limits economic production. According to the perforation reports, the well was producing from both the Devonian and the Fusselman. While is it not uncommon for these formations to produce water, there is the risk that the water does not decrease as expected over time. This risk is assessed against the solution of testing and blocking off the formation causing the water so as to produce the available gas unimpeded. If it is found that neither the Devonian nor the Fusselman is commercially productive, then a possible solution and recommendation is that the operator perforate in the Lower Wolfcamp, which is a productive zone in the Gomez Field. The probability of both the Fusselman and Devonian zones producing water is limited due to the high shut in tubing pressure reading and casing pressure readings over time, in addition to the high down hole pressure readings. The risk in both the Sibley 84#1 and the Gulf Baker 83#1 is mitigated by the fact that they have multiple producible zones including the Fusselman, Devonian, Wolfcamp, and Atoka. Based upon an analysis of area production, well logs, and drilling and completion reports, while the risk exists that no zone is economically producible, it is assessed as not rising to the level of more likely than not because of the multiplicity of production zones.

An additional factor in assessing the carrying value is the ability of Trius Energy LLC as managing venturer to extend the carried interest for the Company in the Sibley 84#1. This factor is assessed on two levels, one for completing the Sibley 84#1 above the insurance policy maximum, and second, for completion should there be excessive water produced. As stated above, it is the second risk that is more probable, but is mitigated by two considerations. The first consideration is that if Trius cannot or will not extend the carried interest, then all joint venturers will be called for the capital. In this instance, the Company would be required to give 10% of the completion costs, and if not, it will be considered non-consent and lose rights to the well’s cash flow until such time as allowed under the non-consent provisions of the joint operating agreement. Although Trius is a third party, privately held company and does not allow access to its financial statements, it has verbally stated that it is contractually obligated to extend the carried interest as it relates to the Company and is in the process of liquidating other interests to fund the testing and blocking off of formation water, if necessary. The risk that Trius can liquidate interests can be assessed as higher than other risks, but the Company assesses it as more probable than not that Trius will be able to perform. Even if it cannot, this risk is mitigated by the number of joint venturers and relatively low amount of assessed additional work. The Company would need to have 10% to preserve its rights, and the Company assesses that it would be able to either divert funds from ongoing operations or raise additional money in the form of debt or equity. However, there is no assurance that this will occur.

Similar to the assessment of the Sibley 84#1, the Company assessed the risk for the completion of the Sibley 84#2, a new oil drill, and the Baker 83#1 in evaluating the carrying value of the project. The main risk here is the credit risk of Trius Energy. Although information is not complete, and sales prices have declined, other factors such as drilling input costs, have also declined, making it less expensive to drill new wells and re-enter shut-in wells. The Company has assessed that at this time it is more probable than not that Trius will be able to perform. There is no assurance that this will occur, and the Company is monitoring this factor carefully and is prepared to make the appropriate impairments should conditions change.

Another factor used in assessing the project is the price of natural gas. According to the Energy Information Administration, U.S. Natural Gas Wellhead monthly prices were $8.29 per thousand cubic feet in March 2008 and averaged $3.90 for the first six months of 2009. The two gas re-entry wells are longer term assets with estimated remaining useful lives in multiple zones of over 10 years. The Company’s longer term projections assume a higher price per thousand cubic feet rather than incorporating short term, highly volatile prices. Although the Company believes this average over time is appropriate, the Company has stressed each well with lower prices and projected volumes. As the project’s original return was projected to be multiples of the carrying value, a cushion exists in terms of prices, volumes, and any zone or well failure. The stressed values were compared to sales prices of working interests at volumes and prices comparable to stressed prices and found not to be impaired. As the market for working interests is an illiquid market and may not necessarily be relied upon, the Company also compared the results using traditional present value analysis and found the carrying value to not be impaired. As the project is inherently designed to have failures in any one well or zone, the Company assesses the value in light of the potential failures of completion.

The 84#2 is a new oil drill. Despite the drop in oil prices, the original expected value per barrel of oil is comparable to prices today. The Company has also stressed the production and pricing models, and compared them area production, and assessed that projected pricing and production projections associated with this well would not impair its contribution to the project.

Taking in totality the risks and their likelihood, at this time, the Company assessed that it is more likely than not that impairment has not occurred, given the stress tests on volumes and gas prices, combined with the technical data on Sibley 84#1, the probability of payment with the insurance coverage, and commitments from Trius Energy according to the joint venture agreement and private placement agreement to fund to completion. If, however, the Sibley 84#1 cannot be completed for any reason, the Project value would likely be impaired and result in a write-off. The maximum exposure to loss would be assessed to the carrying value of the Project.

At March 31, 2009, the Company determined that there was no impairment of the unevaluated unproved properties. Management determined that no impairment of these properties existed based on the fact that these properties were acquired in the last year, and they continue to represent viable drilling prospects. The most significant factor which will determine the Company’s ability to extract the value from these properties is the ability to obtain financing to drill these properties if necessary to meet a capital call to preserve its rights, as described above. At March 31, 2009, the Company believed that it would be able to obtain financing on commercially reasonable terms and was exploring several financing opportunities. If the Company later determines that financing is not available, these properties could be partially or fully impaired at a later date.

Note 1 - Basis of Presentation, Nature of Operations and Significant Accounting Policies, page 36

Reverse Merger; page 36

3.

We note your response to comment 3 in our letter dated July 28, 2009. Specifically, we note your position that Pantera is not a business; therefore, the reverse merger was the acquisition of assets and a recapitalization. It is unclear to us how you arrived at this conclusion, as you note that Pantera does not meet the definition of a shell company. In terms of the guidance for assessing whether there is an acquisition of a business or assets, EITF 98-3 and Rule 11-01(d) of Regulation

S-X is applicable when a component of a business is exchanged or acquired. In this case, Pantera was a legal entity (i.e., a Nevada corporation) and was acquired in its entirety. Therefore, we continue to believe that the acquisition of Pantera by ESP Resources through the reverse merger is to be reflected in the consolidated financial statements in accordance with the guidance in SFAS 141 for the acquisition of a business.

RESPONSE:
We agree that the acquisition of Pantera by ESP Resources through the reverse merger should be reflected in the financial statements in accordance with the guidance in paragraph 9 of SFAS 141. We will amend the disclosures in our Form 10-K to properly describe the nature of the merger.

4.

Regarding the determination of the purchase price of Pantera in accordance with SFAS 141 and the guidance in EITF 99-12, we continue to believe that the trading price of Pantera's shares of common stock a few days before and a few days after the announcement of the material terms of the transaction on December 11, 2008 should be considered in determining the purchase price. We note that the per share trading price ranged from $0.60 - $1 during those day for an average price of $0.76 per share. Once you determine the purchase price, please then allocate the purchase price to the assets acquired, including intangible assets, and the liabilities assumed in accordance with paragraphs 35-43 and A14-A28 of SFAS 141. Intangible assets recognized through purchase accounting should then be accounted for in accordance with SFAS 142. Please provide us with the purchase price based on the guidance in SFAS 141 and EITF 99-12 along with how you determined the amount. Please also provide us with the purchase price allocation in accordance with SFAS 141, including a detailed quantitative and qualitative description as to how you estimated the fair values of the assets and liabilities recognized.

RESPONSE:
Paragraphs 22 and 23 of SFAS 141 state:

The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.

If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued.

We continue to believe the quoted market price of the common stock does not represent the fair value of the equity securities. The common stock was thinly traded and does not provide an adequate measure of this transaction. In addition, in this case, it was more practical to look to the value of the assets acquired based on the fact that they had been acquired by Pantera in a relatively short time prior to the closing of the reverse merger.

While we do not believe that the fair value of the equity securities should be used to value this transaction, we believe that if the fair value of the equity securities were used, it would not differ materially from the value of the net assets acquired. We do not believe that the $0.76 quoted market price of the common stock represents the fair value of the equity securities. As stated in paragraph 22, the fair value of the equity securities should be determined using the quoted market price of the security after recognizing the possible effects of price fluctuations, quantities traded, issue costs and the like. Pantera shareholders retained 4,572,283 shares of common stock in this reverse merger. The trading volume of the common stock averaged approximately 4,200 shares per day for the 60-day period prior to the closing of this transaction. At this rate, it would take over 1,000 trading days to liquidate the stock retained by the Pantera shareholders. We believe that the illiquidity of the common stock would result in a 75% reduction of the quoted value of the stock. This would result in valuing the transaction at $0.19 per share. By valuing the transaction at the fair value of the net assets acquired, we valued the transaction at $0.20 per share.

See our answer to comment 5 below for a detailed description of how we estimated the fair value of the oil and gas properties recognized.

5.

We note your response to comments 5 and 9 in our letter dated July 28, 2009. Specifically, we note your position that the carrying value of the oil and gas properties acquired by Pantera as of December 30, 2008 represented their fair values as of December 30, 2008, as Pantera acquired both properties within one year of the reverse merger. However, you provide no further explanation as to how you considered the material events that occurred since acquisition and why those events did not result in a decline in value from the acquisition price. For the Block 83 and 84 joint venture property, we note that (a) the well-head blowout occurred during November 2008, (b) there is uncertainty as to whether insurance proceeds to cover the costs to repair the well will be received, (c) whether the insurance proceeds, if received, will be sufficient to repair the well and whether additional funds, if necessary, can be raised, (d) the other two wells on the property remain undeveloped with uncertainty as to whether there are sufficient funds to develop the wells, and (e) the price of natural gas has declined. Please provide us with your detailed analysis as to how you considered each of these factors and other relevant factors in determining that the carrying value of the Block 83 and 84 joint venture investment represented fair value as of December 30, 2008, March 31, 2009 and June 30, 2009.

RESPONSE:
On March 6, 2008, our predecessor entity Pantera purchased a 10% interest in a joint venture formed pursuant to a joint venture agreement dated February 24, 2008 with Trius Energy, LLC, as the managing venturer, and certain other joint venturers, in consideration for $800,000. The joint venture was formed for the purpose of drilling certain oil and gas fields in Texas, USA. Upon entering into this agreement, a director of Trius Energy, LLC was appointed as a director of the Company. The initial well, the Sibley 84#1, was drilled and re-entered on the property. On April 1, 2008, the joint venture began re-entry operations on the Sibley 84 #1 Well. On August 16, 2008, the Sibley 84 #1 well of Block 83 84 Project JV entered production from the Devonian and Fusselman zones and began to sell natural gas. Sales were suspended to allow the well to unload fluid, and a separator was put in line with the stack-pak to better handle the formation water. In addition, the operator performed an acidization procedure on the perforations, or holes made in the production formation through which formation gas enters the wellbore. While bottom hole pressure remained strong after the acidization procedure, formation water from an undetermined zone continued to cause a significant decrease in the natural gas production rates, and caused the Block 83 84 Project JV to shut in the well for evaluation. While evaluating solutions from service providers to decrease the water production, on November 12, 2008, there was a reported well-head blowout. Multiple service companies were mobilized on location to control the well and place a Blow Out Preventer on the casing head at the surface of the well. The well is currently shut in due to the blow out. Work to repair the blowout began in August 2009. The Company expects that the operator will receive insurance reimbursement late in 2009 to cover the cost of the repairs of the damage from the blow out.

Although the Sibley 84#1 was tied to the gas gathering sale line and sold small amounts of natural gas, because of the blowout, Trius Energy LLC acting as managing venturer has verbally extended the carried interest for the Company in the Sibley 84#1 for the Fusselman or Devonian zones. Trius is working to obtain additional funding for this well for this purpose and is contractually committed to fund the remaining two wells, Gulf Baker 83#1 and the Sibley 84#2, according to the joint venture agreement and private placement agreement to completion.

In assessing the fair value of the Block 83 84 Project JV, the Company evaluated several factors and considered each factor according to its probability of its occurrence and its importance in the valuation processs. There are qualitative and quantitative considerations in each factor, and the Company combined its own professional experience with that of external parties to assess each factor. The first factor to be evaluated was the blow-out on the Sibley 84#1. While impossible for any operator or individual to definitively assess the full extent of the damage without beginning the repair work, estimates were made by the operator in its professional opinion. The operator carries a $5 million policy which covers blow-outs, and the estimate for the repair does not amount to 25% of the policy. Although work has begun to repair the blowout, there is a risk that damage to the well may exceed the value of the insurance coverage. In the Company’s assessment of the policy and the repair work, this risk is not inconsequential, but it does not rise to the threshold of more likely than not. If it is in fact the case that the damage exceeds the value of the insurance policy, there is a risk that there will not be additional financing above the insured amount to repair the well with the result that the value of the Company’s interest in the project will likely be impaired. This risk would fall upon Trius Energy LLC acting as managing venturer and all other joint venturers in the Sibley 84#1 for the Fusselman or Devonian zones. As above, it is the assessment that the insurance policy will more than likely cover the entire repair work.

There is the risk that upon completion of the work to repair the well from the blow-out that there will be additional water from either the Devonian or Fusselman that limits economic production. According to the perforation reports, the well was producing from both the Devonian and the Fusselman. While is it not uncommon for these formations to produce water, there is the risk that the water does not decrease as expected over time. This risk is assessed against the solution of testing and blocking off the formation causing the water so as to produce the available gas unimpeded. If it is found that neither the Devonian nor the Fusselman is commercially productive, then a possible solution and recommendation is that the operator perforate in the Lower Wolfcamp, which is a productive zone in the Gomez Field. The probability of both the Fusselman and Devonian zones producing water is limited due to the high shut in tubing pressure reading and casing pressure readings over time, in addition to the high down hole pressure readings. The risk in both the Sibley 84#1 and the Gulf Baker 83#1 is mitigated by the fact that they have multiple producible zones including the Fusselman, Devonian, Wolfcamp, and Atoka. Based upon an analysis of area production, well logs, and drilling and completion reports, while the risk exists that no zone is economically producible, it is assessed as not rising to the level of more likely than not because of the multiplicity of production zones.

An additional factor in assessing the carrying value is the ability of Trius Energy LLC as managing venturer to extend the carried interest for the Company in the Sibley 84#1. This factor is assessed on two levels, one for completing the Sibley 84#1 above the insurance policy maximum, and second, for completion should there be excessive water produced. As stated above, it is the second risk that is more probable, but is mitigated by two considerations. The first consideration is that if Trius cannot or will not extend the carried interest, then all joint venturers will be called for the capital. In this instance, the Company would be required to give 10% of the completion costs, and if not, it will be considered non-consent and lose rights to the well’s cash flow until such time as allowed under the non-consent provisions of the joint operating agreement. Although Trius is a third party, privately held company and does not allow access to its financial statements, it has verbally stated that it is contractually obligated to extend the carried interest as it relates to the Company and is in the process of liquidating other interests to fund the testing and blocking off of formation water, if necessary. The risk that Trius can liquidate interests can be assessed as higher than other risks, but the Company assesses it as more probable than not that Trius will be able to perform. Even if it cannot, this risk is mitigated by the number of joint venturers and relatively low amount of assessed additional work. The Company would need to have 10% to preserve its rights, and the Company assesses that it would be able to either divert funds from ongoing operations or raise additional money in the form of debt or equity. However, there is no assurance that this will occur.

Similar to the assessment of the Sibley 84#1, the Company assessed the risk for the completion of the Sibley 84#2, a new oil drill, and the Baker 83#1 in evaluating the carrying value of the project. The main risk here is the credit risk of Trius Energy. Although information is not complete, and sales prices have declined, other factors such as drilling input costs, have also declined, making it less expensive to drill new wells and re-enter shut-in wells. The Company has assessed that at this time it is more probable than not that Trius will be able to perform. There is no assurance that this will occur, and the Company is monitoring this factor carefully and is prepared to make the appropriate impairments should conditions change.

Another factor used in assessing the project is the price of natural gas. According to the Energy Information Administration, U.S. Natural Gas Wellhead monthly prices were $8.29 per thousand cubic feet in March 2008 and averaged $3.90 for the first six months of 2009. The two gas re-entry wells are longer term assets with estimated remaining useful lives in multiple zones of over 10 years. The Company’s longer term projections assume a higher price per thousand cubic feet rather than incorporating short term, highly volatile prices. Although the Company believes this average over time is appropriate, the Company has stressed each well with lower prices and projected volumes. As the project’s original return was projected to be multiples of the carrying value, a cushion exists in terms of prices, volumes, and any zone or well failure. The stressed values were compared to sales prices of working interests at volumes and prices comparable to stressed prices and found not to be impaired. As the market for working interests is an illiquid market and may not necessarily be relied upon, the Company also compared the results using traditional present value analysis and found the carrying value to not be impaired. As the project is inherently designed to have failures in any one well or zone, the Company assesses the value in light of the potential failures of completion.

The 84#2 is a new oil drill. Despite the drop in oil prices, the original expected value per barrel of oil is comparable to prices today. The Company has also stressed the production and pricing models, and compared them area production, and assessed that projected pricing and production projections associated with this well would not impair its contribution to the project.

Taking in totality the risks and their likelihood, at this time, the Company assessed that it is more likely than not that impairment has not occurred, given the stress tests on volumes and gas prices, combined with the technical data on Sibley 84#1, the probability of payment with the insurance coverage, and commitments from Trius Energy according to the joint venture agreement and private placement agreement to fund to completion. If, however, the Sibley 84#1 cannot be completed for any reason, the Project value would likely be impaired and result in a write-off. The maximum exposure to loss would be assessed to the carrying value of the Project.

At March 31, 2009, the Company determined that there was no impairment of the unevaluated unproved properties. Management determined that no impairment of these properties existed based on the fact that these properties were acquired in the last year, and they continue to represent viable drilling prospects. The most significant factor which will determine the Company’s ability to extract the value from these properties is the ability to obtain financing to drill these properties if necessary to meet a capital call to preserve its rights, as described above. At March 31, 2009, the Company believed that it would be able to obtain financing on commercially reasonable terms and was exploring several financing opportunities. If the Company later determines that financing is not available, these properties could be partially or fully impaired at a later date.

Note 9 - Acquisition, page 46

6.

We note your response to comment 11 in our letter dated July 28, 2009. Specifically, we note that you acknowledge ESP Petrochemicals, Inc. should have been presented as your predecessor. We further note your statement that the activities of ESP Petrochemicals, Inc. were immaterial prior to the acquisition on June 15, 2007. Based on the pro forma financial information you have included in the footnote disclosure, it is unclear how you arrived at this conclusion. In this regard, we note that the pro forma revenues for fiscal year 2007 are $1,259,272 as compared to the $697,122 you reported in your fiscal year 2007 historical financial statements for an 80.6% difference. We further note that the difference in revenues significantly affects the trend in revenues for fiscal year 2008 as compared to fiscal year 2007 (i.e., a 57.1% increase in revenues rather than a 183.7% increase in revenues). We further note that your gross profit margin would have been 29.2% for fiscal year 2007 rather than the 7.5% gross profit margin reported in the fiscal year 2007 historical financial statements. This difference in gross profit margin also appears to significantly impact the trend in gross profit margin when comparing to fiscal year 2008. As such, please provide us with a detailed analysis of how you determined the presentation of ESP Petrochemicals, Inc. as your predecessor is immaterial. Refer to SAB Topic l:M for guidance.

RESPONSE:
We agree that ESP Petrochemicals, Inc. should have been presented as our predecessor for the period from January 1, 2007 through June 15, 2007 (the date of acquisition). The financial statements of ESP Petrochemicals, Inc. for the period from November 15, 2006 (date of inception) through June 30, 2007 were previously audited by the firm Wright, Moore, DeHart, Dupuis & Hutchinson, LLC (“WMDDH”) and an audit report thereon was issued and dated July 12, 2007. WMDDH is not registered with the PCAOB; however, ESP Petrochemicals was not a registrant at the time the audit opinion was issued. While we understand that the period covered in the audited financial statements does not exactly match the period required to be presented, we believe that it will provide the users of the financial statements with adequate information for comparative purposes. In addition, we believe that obtaining a new audit to cover only the period from January 1, 2007 through June 15, 2007 would be unduly time consuming and costly to the Company given the passage of time and requirement to change auditors in order to have an opinion from a PCAOB registered firm.

We are making a waiver request to Corporation Finance that we be allowed to amend the Form 10-K for the year ended December 31, 2008 and include the audited financial statements of ESP Petrochemicals for the period from November 15, 2006 through June 30, 2007 as the predecessor entity with the audit opinion of WMDDH in the filing to cover the predecessor financials.

Form 10-Q for the Fiscal Quarter Ended March 31. 2009 (Draft)

Explanatory Note

7.

Please revise the second paragraph to clarify that you are including all of the items of the first quarter of fiscal year 2009 Form 10-Q rather than "only those sections of the original Form 1O-K that have been changed as a result of the restatement". Refer to Rules 12b-15 and 13a-14 of the 1934 Exchange Act for guidance.

RESPONSE:
We intend to revise the Explanatory Note to read as follows:

In August 2009, we concluded that it was necessary to amend this Quarterly Report on Form 10-Q in order to reflect the following items:

We expanded the explanation of the material weaknesses in our internal control in Item 4T to disclose our conclusions regarding the effectiveness of our disclosure controls and procedures at March 31, 2009.

We modified the Certification Pursuant to 18 U.S.C. Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 to correct the date of the Form 10-Q referred to in the certification from November 30, 2008 to the correct date of March 31, 2009.

This Amendment No. 1 is stated as of the file date of the Original Filing and does not reflect events occurring after the filing date of the Original Filing, or modify or update the disclosures therein in any way other than as required to reflect the amendment described above.

Item 4T. Controls and Procedures

8.

As previously requested in comment 12 in our letter dated July 28, 2009, please revise your draft disclosure to state the principal executive and principal financial officers' conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009 rather than your financial reporting controls and procedures. Refer to Item 307 of Regulation S-K for guidance.

RESPONSE:
The principal executive officer, who is also the company’s principal financial officer, has determined that, as of March 31, 2009, the Company’s disclosure controls and procedures may contain some material weaknesses. These material weaknesses are a result of the lack of a formal communication procedure for reportable activities occurring in the Company’s subsidiary, ESP Petrochemicals, Inc., to the chief executive officer of the Company, who is also the officer in charge of the Company’s reporting obligations.

Prior to the reverse acquisition, which occurred on December 30, 2008, there was one employee of ESP Resources, Inc., one physical location in Texas where employees maintained offices and the Company did not have any subsidiaries. Every Company transaction was approved by the Company’s chief executive and financial officer. Following the reverse merger transaction, the Company’s chief executive and financial officer continued to handle the transactions involving the Company’s investments prior to December 30, 2009. At that time, the chief executive officer of ESP Petrochemicals, Inc. was appointed the president of the Company and oversaw the operations of ESP Petrochemicals, Inc. The principal offices of the Company were also moved from Texas to Louisiana. The Company continues to operate in this manner, with the Company’s chief executive and financial officer residing and working in Texas and the Company’s president residing and working at the Company’s principal office in Louisiana.

While the Company (i) is not aware of any reportable events that have not been disclosed in a timely manner and (ii) together with its subsidiary, continues to employee less than ten people, the chief executive and financial officer believes that the expansion of the Company’s operations and geographic distance between the principal officers of the Company merit the implementation of a more formal procedure for periodically communicating the Company’s activities to the chief executive and financial officer. The Company proposes to conduct at least weekly conference calls to review the transactions in which the Company and its subsidiary have participated in the previous week and to immediately communicate significant events. The chief executive and financial officer feels that these additional procedures will provide reasonable assurance that the Company’s controls and procedures will meet their objectives.

In order to respond to the risk described above, the Form 10-Q was reviewed by both the Company’s chief executive and president to confirm that all required transactions have been adequately disclosed.

The Company intends to amend it first and second quarter of fiscal year 2009 Form 10-Q disclosures to reflect the above conclusions.

9.

As previously requested in comment 12 in our letter dated July 28, 2009, please revise your draft disclosure to state the control deficiencies identified (i.e., what weakness in your control environment caused the issues related to the recording and valuing of equity transactions related to the reverse acquisition). Please also disclose whether this control deficiency is considered a pervasive control that could impact other areas of your financial statements.

RESPONSE:
As stated in Response # 4 above, we do not believe there were errors in the valuation of the reverse merger, therefore, there was not a weakness in our control environment relating to valuation in the reverse acquisition. We do not believe that the weaknesses in our disclosure controls and procedures identified in response to Comment 8, above, is a pervasive control deficiency that would impact our financial statements.

10.

As previously requested in comment 12 in our letter dated July 28, 2009, please revise your draft disclosure to fully describe the issue related to recording and valuing equity transactions related to the reverse acquisition that was caused by the identified material weakness. Please also explain how management corrected the issue (e.g., an adjustment to the financial statements). Please also tell us how a control deficiency that resulted in an issue with the recording and valuing of equity transactions related to the reverse acquisition, which occurred on December 30, 2008, was not also present as of December 31, 2008. In this regard, we note that your principal executive and principal financial officers' concluded that your disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2008.

RESPONSE:
As stated in Response # 4 above, we do not believe there were errors in the valuation of the reverse merger, therefore, there was not a weakness in our control environment relating to valuation in the reverse acquisition. We do not believe that the weaknesses in our disclosure controls and procedures identified in response to Comment 8, above, is a pervasive control deficiency that would impact our financial statements.

11.	Please revise your draft disclosures to explain how management has subsequently or intends to correct the material weakness. Please note that once you have remediated the material weakness,

disclosure should be made of the change to your internal control over financial reporting in accordance with Item 308T(b) of Regulation S-K.

RESPONSE:
See the response to Comment 8 above.

12.

We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance your disclosure controls and procedures. Please refer to Section II.FA of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

RESPONSE:
We have removed the wording related to the level of assurance provided by our disclosure controls and procedures.

Exhibits 31.1 and 31.2

13.	Please ensure the first paragraph of the certification refers to the amended filing. Please also ensure the date of the certification corresponds to the date the amendment is filed.

RESPONSE:
We have modified the certification in accordance with your comment. See the attached draft of the Form 10-Q/A which we intend to file.

Exhibits 32.1 and 32.2

14.	Please ensure the description of the report refers to the amended filing. Please also ensure the date of the certification corresponds to the date the amendment is filed.

RESPONSE:
We have modified the certification in accordance with your comment. See the attached draft of the Form 10-Q/A which we intend to file.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4 - Accounts Receivable and Allowance for Doubtful Accounts

15.

Given the impact to your liquidity either in terms of the accounts receivable outstanding or the cash payment portion of the acquisition, please disclose in future filings the time table for completion of the acquisition. Please also disclose how you intend to fund the cash portion of this acquisition, as your current available sources do not appear to be sufficient. Please provide us with the disclosures you intend to include in future filings.

RESPONSE:
We will make the disclosures that you have requested in future filings. We intend to close the acquisition of Turf during the fourth quarter of 2009 or the first quarter of 2010, depending on the receipt of adequate financing. Because our current resources are not adequate to fund the cash portion of this acquisition, we will require additional funding in order to close this acquisition. We are actively seeking the required funding for this transaction from external investors through either an equity or debt investment.

16.

We note your statement that you believe the accounts receivable from Turf Chemistry, Inc. is fully collectible. Please tell us with a view toward future disclosure how you arrived at this conclusion. In this regard, it appears as though the accounts receivable balance has been building since the beginning of fiscal year 2008, at a minimum. Further, the non-binding letter of intent was not signed until February 2009. As such, it would appear as though Turf Chemistry, Inc. has not been able to make the payments prior to the consideration for acquisition.

RESPONSE:
ESP began discussions with Turf concerning a potential acquisition of the assets and business of Turf in early July, 2008. An approximate value of the acquisition was reviewed between the principals of Turf and ESP along with descriptions of the assets, receivables, current customer base, payables, debt structures, notes, and inventories of Turf. The principals agreed that any purchase price of the Turf business would have a cash component and a stock component of ESP stock. The principals of ESP agreed to supply wholesale chemicals to Turf to assist Turf in increasing their business prospects and supplying their current and potential customer base while ESP continued the due diligence necessary to complete the Turf acquisition. The principals of both companies agreed that any wholesale chemicals supplied by ESP to Turf and invoiced during this period would be deducted from the cash portion of the transaction at closing. During the period from July 22, 2008 – December 29, 2008, ESP supplied Turf with $202,192.62 of wholesale chemicals and storage equipment tanks. During this period, the price of oil declined from $143 per barrel to below $35 per barrel. The decline in oil product pricing caused several of the clients for Turf and ESP to scale back their use of petrochemicals at their field locations. This event hampered the ability of ESP to raise additional equity funds through the sale of securities of the company. Discussions between the principals of Turf and ESP continued and a letter of intent outlining the terms and conditions of a purchase of Turf was executed in February 2009. At the time of signing of the LOI, ESP anticipated the sale of company securities to raise approximately $1,000,000 in new equity for the company. To date, we have not been successful in the capital raise. The LOI with Turf has been extended indefinitely in anticipation of a successful equity raise by ESP. During the period of January1, 2009 – May 31, 2009, ESP provided an additional $55,170.15 of wholesale chemicals to Turf. The LOI with Turf provides that in the event that a transaction is not completed, Turf would begin making payments on the outstanding invoices and an interest rate of 5% per annum would be added to the outstanding receivable until paid.

During the months of August and September, 2009, ESP has made significant progress towards the sale of company securities in an equity raise and has negotiated terms and conditions upon which the equity raise could be completed with several individuals who have expressed an interest in funding the equity raise. We anticipate receipt of funds in the amount of $700,000 - $1,000,000 before November 1, 2009.

ESP and Turf have agreed verbally that the purchase of the Turf business will consist of $100,000 cash plus all of the outstanding invoices and amounts due ESP as the cash portion of the final negotiated purchase price plus ESP stock to fulfill the remainder of the total purchase price. We anticipate closing the Turf transaction within two months following receipt of the equity infusion, or within the fourth quarter of 2009 or the first quarter of 2010 .

Note 5 - Notes receivable

17.

We note your response to comments 7 and 8 in our letter dated July 28, 2009, in addition to the disclosures you included in the second quarter of fiscal year 2009 Form 10-Q. We further note that the face value of the notes receivable is $680,371 and that you have recognized a valuation allowance totaling $536,000 for a net amount recognized of $144,371. As Aurora and Boreal have defaulted on a $120,000 loan to their director, which you guaranteed, please include disclosure either here or within MD&A as to how you are assessing the notes receivable for impairment and how you determined that the remaining $144,371 recognized on your consolidated balance sheet is collectible. Refer to the guidance in paragraphs 8-16 of SFAS 114. Please provide us with the disclosures you intend to include in future filings.

RESPONSE:
We believe that it is probable that the notes receivable from Aurora and Boreal are impaired. The amount of the impairment has been estimated based on management’s judgment of the liquidation value of the underlying assets in the companies. We provided a valuation allowance on our notes receivable from Aurora and Boreal. The valuation allowance was determined using management’s estimate potential sale prices of Aurora and Boreal’s concessions compared to other concession properties in Paraguay. While no exact comparisons are available as each concession is unique in geography and data available, potential liquidation value of the concessions is a factor. Other factors considered in the adjustment were the precipitous fall in oil and gas prices, the contraction in credit and financing, and the curtailing of exploration activities by major oil and gas companies.

18.            In future filings, please disclose the date the notes receivable are due.

RESPONSE:
The notes are due September 9, 2013. We will disclose this date in future filings.

Note 9 - Guarantee liability

19.

We note that you recognized a receivable of $48,000 as an offset to the guarantee liability that you recognized for the $120,000 Aurora and Boreal owes to one of their directors for which you guaranteed the payment. We further note that you decreased this receivable to $24,000 as of June 30, 2009. Please tell us the authoritative literature that supports the recognition of this receivable and how you determined the amounts are considered collectible, even though Aurora and Boreal defaulted on the payment of the loan to the director on June 1, 2009.

RESPONSE:
We accounted for the guarantee liability in accordance with FIN 45. In accordance with FIN 45, we recognized the guarantee liability. As discussed in paragraph 11 of FIN 45, the Interpretation does not prescribe a specific account for the guarantor’s offsetting entry when it recognizes a liability. We booked the offsetting entry as a receivable. Under the terms of our guarantee agreement, if we are required to make a payment to the director, we would take that director’s position as the owner of his note receivable from Aurora and Boreal. We considered the value of the underlying assets of Aurora and Boreal in determining the amount of impairment on this note receivable and our existing note receivable from Aurora and Boreal.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

20.

We note your response to comment 1 in our letter dated July 28, 2009, including the disclosures you provided in the footnotes to your second quarter of fiscal year 2009 financial statements. While you have provided investors with an explanation for approximately 44% of your outstanding accounts receivable balance within Note 4, we note that as of June 30, 2009, approximately $31,600 of your accounts receivable balance is past due by 61 or more days. As this amount could negatively impact total stockholders' equity by as much as 14%, we continue to believe you should provide investors with a discussion and analysis of accounts receivable as of the most recent period regarding its collectability and for the increase in the aging. Please confirm to us that you will provide a discussion and analysis within MD&A as to how you determined accounts receivable are collectible.

RESPONSE:
Since the inception of business in March, 2008, ESP has billed over $4,500,000 in sales of petrochemicals to our customer base. During this time, we have not written off any receivables as bad debt expense and have had only $4,051 of sales that has exceeded 100 days until payment was received. Our receivable aging has averaged less than 60 days since our inception. We diligently pursue collection of all past due accounts and have been successful in collecting them in the past. We believe that our accounts receivable are fully collectible as of June 30, 2009.

We will provide a discussion in MD&A in future filings regarding the collectability of accounts receivable.

Item 4T. Controls and Procedures

21.

Please amend your second quarter of fiscal year 2009 Form 10-Q to disclose the principal executive and principal financial officers' conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2009, rather than "financial reporting controls and procedures". Refer to Item 307 of Regulation S-K for guidance. Please also refer to the comments issued under the first quarter of fiscal year 2009 Form 10-Q regarding the Item 4T. Controls and Procedures disclosures. Please consider providing us with a draft of the amendment you intend to file on EDGAR prior to such filing.

RESPONSE:
We intend to amend the Form 10-Q for the quarter ended June 30, 2009 to include the following revised discussion of our controls and procedures:

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this quarterly report, being March 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s President and Chief Executive Officer. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to ensure that information required to be reported in reports filed under the Securities Exchange Act of

1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In connection with the completion of the review and issuance of the Form 10-Q report on our financial statements for the quarter ended June 30, 2009, we identified deficiencies that existed in the design or operation of our internal control over financial reporting that it considers to be “material weaknesses.” The PCAOB has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The material weaknesses persisted during the period covered by this report.

These material weaknesses are a result of the lack of a formal communication procedure for reportable activities occurring in the Company’s subsidiary, ESP Petrochemicals, Inc., to the chief executive officer of the Company, who is also the officer in charge of the Company’s reporting obligations.

Prior to the reverse acquisition, which occurred on December 30, 2008, there was one employee of ESP Resources, Inc., one physical location in Texas where employees maintained offices and the Company did not have any subsidiaries. Every Company transaction was approved by the Company’s chief executive and financial officer. Following the reverse merger transaction, the Company’s chief executive and financial officer continued to handle the transactions involving the Company’s investments prior to December 30, 2009. At that time, the chief executive officer of ESP Petrochemicals, Inc. was appointed the president of the Company and oversaw the operations of ESP Petrochemicals, Inc. The principal offices of the Company were also moved from Texas to Louisiana. The Company continues to operate in this manner, with the Company’s chief executive and financial officer residing and working in Texas and the Company’s president residing and working at the Company’s principal office in Louisiana.

While the Company (i) is not aware of any reportable events that have not been disclosed in a timely manner and (ii) together with its subsidiary, continues to employee less than ten people, the chief executive and financial officer believes that the expansion of the Company’s operations and geographic distance between the principal officers of the Company merit the implementation of a more formal procedure for periodically communicating the Company’s activities to the chief executive and financial officer. The Company proposes to conduct at least weekly conference calls to review the transactions in which the Company and its subsidiary have participated in the previous week and to immediately communicate of significant events. The chief executive and financial officer feels that these additional procedures will provide reasonable assurance that the Company’s controls and procedures will meet their objectives.

In order to respond to the risk described above, the Form 10-Q was reviewed by both the Company’s chief executive and president to confirm that all required transactions had been adequately disclosed.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

To address the material weaknesses, we performed additional analysis and other post-closing procedures in an effort to ensure our consolidated financial statements included in this quarterly report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

If you have any additional comments or questions, please feel free to contact us.

Best regards,

/s/

Chris Metcalf
Chief Executive Officer
ESP Resources, Inc.